Item 7
 BlackRock Life Limited
 BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Investment Management (UK) Limited
 SpiderRock Advisors, LLC
 BlackRock (Luxembourg) S.A.*
 BlackRock Asset Management Ireland Limited
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Fund Managers Ltd



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.